August 5, 2005



Mr. Sacha Spindler
Chief Executive Officer and Chief Financial Officer
2000 South Dairy Ashford
Houston, Texas 77077


      Re:	Petrogen Corp.
Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 15, 2005
		File No. 0-25579


Dear Mr. Spindler:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

General

1. It would be helpful for you to include page numbers throughout the filing.


Management`s Discussion and Analysis or Plan of Operation

2. We note that you recorded operator fee revenue in fiscal year 2004. Please expand your disclosure to include the nature and terms of your service contracts with third parties. Tell us how your accounting complies with Rule 4-10(c)(6)(iv) of Regulation S-X, which would require, under certain circumstances, income that you receive for services performed on behalf of investors in oil and gas producing activities, managed by you or your affiliates, to be credited to the full cost account.

Financial Statements

Balance Sheet

3. We note that you present your obligations to issue shares in stockholders` equity as share subscriptions received. Ordinarily, it would be more appropriate to classify these amounts as liabilities;
it may be necessary to revise your presentation. Please disclose the nature of the restriction on the corresponding cash balance.

 Note 3 - Acquisition of Petrogen Inc.

4. We understand that you issued seven million shares of common stock to acquire Petrogen, Inc. on February 12, 2003. However, your statement of stockholders` equity shows that eleven million shares were outstanding as of the date of the transaction. Accounting for a reverse recapitalization typically requires that the past share activity of the entity gaining control be recast using the exchange ratio to reflect the equivalent number of shares received in the acquisition, while also adjusting common stock and additional paid-in capital for any difference in par value of the stock.

5. We also note that you "charged to deficit" costs associated with the reverse merger totaling $60,000, and the excess of the purchase price over the fair value of the net assets acquired amounting to $639,634. Since you characterize your transaction as a recapitalization, it is unclear what basis you have for applying fair value accounting. Please explain your rationale, describe the underlying facts and circumstances, and submit the journal entries utilized in recording the transaction.





Note 5- Oil and Gas Properties

6. Please expand your disclosures of oil and gas properties to include all of the information required under Rule 4-10(c)(7)(ii) of
Regulation S-X, for companies accounting for oil and gas activities using the full cost method.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
??

??

??

??

Mr. Sacha Spindler
Petrogen Corp.
August 5, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010